January 29, 2025

Brian Webster
Chief Executive Officer
Kestra Medical Technologies, Ltd.
3933 Lake Washington Blvd NE, Suite 200
Kirkland, WA 98033

       Re: Kestra Medical Technologies, Ltd.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted January 17, 2025
           CIK 0001877184
Dear Brian Webster:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1
Prospectus Summary
Our Market Opportunity, page 4

1. We note your response to comment 1, including your disclosure on page 5 that
       "indications for use of WCDs include patients with a LVEF less than or equal to 35%
       and a MI within the past 40 days, patients who have had a revascularization procedure within the past three months, or patients with nonischemic cardiomyopathy with heart failure symptoms and potentially reversible causes; patients with documented VT/VF or an inherited genetic condition that places them at high risk for SCA; or patients who have had their ICD temporarily explanted." Given it appears that patients who do
 January 29, 2025
Page 2

       not have a low LVEF are eligible for WCD therapy, please revise to explain why you base your U.S. and international total market opportunity on patients with low LVEF rather than all patients eligible for WCD therapy, or advise. Please also revise your disclosures on page iii to briefly explain how you selected the various select international markets.
Use of Proceeds, page 92

2.     We note your response to comment 3. Please revise to more specifically identify
       the approximate amount of your net proceeds to be used for each of the principal purposes disclosed. Refer to Item 504 of Regulation S-K.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Gross Margin, page 103

3. It appears that your explanation for the October 31 gross profit variance is substantially identical to your explanation for the April 30 variance. However, it is not clear why you were able to generate a 36% gross profit margin on the $27 million of sales generated in the October 31, 2024 period whereas the margin on your $27 million of sales in the April 30, 2024 period was only 1%. Please expand your disclosure to identify the primary causes for this disparity i.e. changes in pricing, impairment charges, uncollectible accounts, etc.
Critical Accounting Policies, page 113

4. We have read your response to prior comment 6 and reissue in part. Please expand your disclosure to clearly explains the material risks that impact the valuation of this asset. In this regard, your risk factor on page 32 addresses potential losses from damage and return failures but does not state whether such losses have historically been material. Such disclosure is necessary for readers to fully assess the magnitude of this risk.
Business
Our Clinical Results and Studies, page 136

5. We note your response to comment 9. Please revise to briefly discuss how you collected the real-world evidence in connection with the ACE-PAS study. Unaudited Condensed Consolidated Financial Statements of West Affum Intermediate
Holdings Corp.
Note 10, page F-20

6. It appears that the disclosures here and on page F-42 should state the the stock was issued to the Parent. The existing disclosure states that the Company issued stock "of the Parent".
Note 11, page F-20

7. Please clarify this disclosure to explain why the stock is characterized as "Redeemable
       Ordinary Shares" given your stated conclusion that the stock "is not considered redeemable". Please also tell us how you considered ASC 480-10-S99-3A regarding the classification of the stock.
 January 29, 2025
Page 3

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Sophia Hudson, P.C.